SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401-9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
          Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                    Form 40-F      X
          Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                   No      X
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
          This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: May 28, 2009	By:	Signed: Karen L. Fleming

Name: Karen L. Fleming
Title: Corporate Secretary

Canadian Pacific Announces Preliminary Results of Tender Offer for Debt Securities; Increases Size of Tender Offer to US$475 Million
May 28, 2009
Calgary, Alberta
Canadian Pacific Railway Limited (TSX/NYSE: CP) today announced the preliminary results for its previously announced tender offer for up to US$450,000,000 aggregate principal amount of its debt securities specified in the Offer to Purchase dated May 12, 2009 (the “Offer to Purchase”) and announced today that it is increasing to US$475,000,000 the maximum aggregate principal amount of outstanding notes to be purchased in its offer to purchase its 6.25% Notes due 2011, 5.75% Notes due 2013 and 6.50% Notes due 2018. The full terms and conditions of the tender offer are set forth in the Offer to Purchase and related Letter of Transmittal, as amended by this press release. All other terms and conditions of the tender offer remain unchanged.
The company also announced that, according to information provided by Global Bondholder Services Corporation, the depositary and information agent for the tender offer, the approximate aggregate principal amount of the debt securities listed below were validly tendered and not validly withdrawn on or before 5:00 p.m., New York City time, on May 27, 2009. Withdrawal rights for debt securities tendered in the tender offer terminated at 5:00 p.m., New York City time, on May 27, 2009.
The amount of each series of debt securities purchased in the tender offer will be determined in accordance with the priorities and maximum tender amounts identified in the column “Acceptance Priority Level and Maximum Tender Amount” in the table below. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on June 10, 2009, unless extended by the company.
The following table provides the approximate aggregate principal amount validly tendered and not validly withdrawn for each series of debt securities subject to the tender offer as of 5:00 p.m., New York City time, on May 27, 2009.

		Acceptance Priority			Amount
CUSIP		Level and Maximum	Maximum Tender		Tendered as of
Number	Title of Security	Tender Amount	Amount		May 27, 2009

	6.250% Notes
13645RAC8	due October 15, 2011	1	US$	400,000,000	US$	154,079,000
	5.750% Notes
13645RAG9	due May 15, 2013	2	US$	400,000,000	US$	281,300,000
	6.500% Notes
13645RAH7	due May 15, 2018	3	US$	75,000,000	US$	93,138,000
This press release is neither an offer to purchase, nor a solicitation for acceptance of the tender offer. CP is making the tender offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal, as amended by this press release.
The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and Letter of Transmittal, as amended by this press release. Holders are urged to read the tender offer documents carefully. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, Global Bondholder Services Corporation, at (866) 470-3900 (US toll-free) and (212) 430-3774 (collect).
J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the Dealer Managers for the tender offer. Questions regarding the tender offer may be directed to J.P. Morgan Securities Inc., Liability Management Group at (866) 834-4666 (toll-free) and (212) 834-4802 (collect) or to Morgan Stanley & Co. Incorporated at (800) 624-1808 (toll free) or (212) 761-5384 (collect).
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Media Contact:	Investment Community:
Leslie Pidcock	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca